FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official Notice dated February 2, 2005, regarding changes in the Board of Directors and the Legal Counsel to the Board of Directors.

Official Notice

Financial Office	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, 2 February 2005

The Repsol YPF Board of Directors in today’s meeting unanimously approved the following resolutions, among others:

1.	Accept the resignation submitted by Ramón Blanco Balín as Board Member and COO.

2.	Approve the proposal submitted by Chairman and Chief Executive Officer, Antonio Brufau Niubó to appoint Luis Suárez de Lezo Mantilla as a member of the Board of Directors.

The new member of the Repsol YPF Board of Directors is currently the Group´s Secretary and, consequently, in accordance with the Regulations governing the Company’s Board of Directors, will occupy the post of Executive Board Member.

The Board of Directors also approved the appointment of Mr. Suárez de Lezo as a member of the Management Committee, occupying the post previously held by Mr. Blanco Balín.

3.	Accept the resignation of Francisco Carballo Cotanda as Secretary and Legal Counsel to the Board of Directors.

4.	Appoint Luis Suarez de Lezo Mantilla as the new Secretary and Legal Counsel of the Board of Directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 3, 2005	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer